UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Her Imports

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42703T 207

(CUSIP Number)

Johnathan William Terry

7003 Panoramic Tower

Dubai, U.A.E. 10005

(310) 985-2053

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42703T 207	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Johnathan William Terry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF	7	SOLE VOTING POWER 6,022,695 (1)(2)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 6,022,695 (1)(2)
WITH	10	SHARED DISPOSITIVE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,022,695 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.6% (2)(3)
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) 4,750,000 shares of Common Stock beneficially owned by Cabello Real Ltd. and (ii) 1,272,695 shares of Common Stock owned by Cabello Real FZE, both of Dubai, which Johnathan William Terry (the “Reporting Person”) indirectly controls.

(2) Does not include 5,000,000 shares of preferred stock which are not convertible and non-voting.

(3) Based on 8,650,059 shares of Common Stock issued and outstanding.

CUSIP No. 42703T 207	13D/A	Page 3 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and restates the Schedule 13D originally filed on December 15, 2017 (the “Original Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D. All items not supplemented in this Amendment remain unchanged from the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Original Schedule 13D. Except as otherwise specified herein, the share amounts and share prices of the Issuer’s common stock contained in this Amendment have been adjusted to give effect to the (i) 1-for-2 reverse stock split effective January 31, 2017, and (ii) 1-for-6 reverse stock split effective April 9, 2018.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001per share (the “Common Stock”), of the Her Imports, a Nevada corporation (the “Issuer”). The principal address of the Issuer is 8861 W. Sahara Ave., Suite 210, Las Vegas, NV 89117.

Item 3. Source or Amount of Funds or Other Consideration.

Termination of MIP Agreement

On June 20, 2018, the Issuer entered into an agreement (the “Termination Agreement”) with Cabello Real Ltd., a company controlled by the Reporting Person (“Cabello Ltd.”), to terminate the Media Investor Purchase Agreement, dated June 29, 2014 (the “MIP Agreement”). In consideration for entering into the Termination Agreement the Issuer agreed to issue Cabello Ltd. 4,500,000 shares of Common Stock.

Gift to the Reporting Person’s Daughter

On June 20, 2018, the Reporting Person made a gift of 1,000,000 shares of Common Stock to Malaika Terry, the Reporting Person’s daughter, who is not a member of his household.

Asset Purchase Agreement and MIP Agreement

On May 28, 2014, the Issuer entered into an Asset Purchase Agreement with Leader Act Ltd HK (“Leader”) and issued Leader 833,333 shares of Common Stock (the “Leader Shares”). On or about September 16, 2014, Mr. Aymen Boughanmi, the President of Leader, and the Reporting Person entered into an oral understanding that they would vote the Leader Shares together only as they jointly agreed and that the Reporting Person owned one-half of the Leader Shares or approximately 416,666 shares.

On June 29, 2014, the Issuer entered into the MIP Agreement with Leader. Under the MIP Agreement, Leader had the right to advance funds to enable the Issuer to purchase media and in exchange Leader could acquire up to 10,000,000 shares of common stock at $0.05 per share (which was not adjustable to give effect to any stock split or consolidation). Simultaneously, Leader converted $50,000 previously advanced to the Company to 1,000,000 shares of Common Stock (on a pre-stock split basis), leaving the number of shares that could be acquired under the MIP Agreement at 9,000,000. The Reporting Person was not involved in and had no knowledge of the MIP Agreement at that time.

On November 28, 2016, the Issuer entered into an Asset Share Purchase & Business Agreement with Cabello Ltd. and issued Cabello Ltd. 5,000,000 shares of non-voting, non-cumulative, callable preferred stock which paid a dividend of $0.144 per share. (the “November 2016 Transaction”). In addition, the Issuer issued Cabello Ltd. 1,250,000 shares of Common Stock. As consideration for the November 2016 Transaction, Cabello Ltd. transferred to the Issuer the exclusive United States rights to the Her Imports trademark. Cabello Ltd. also transferred certain digital assets to the Issuer. The Reporting Person has the sole power to vote the securities of Cabello Ltd., but the pecuniary interest is held by an unaffiliated third party.

CUSIP No. 42703T 207	13D/A	Page 4 of 6 Pages

In July 2017, Leader and the Reporting Person agreed to resolve certain differences and terminate their joint voting agreement with respect to the Leader Shares. This resulted in a Stock Power Transfer dated July 28, 2017 through which 1,272,695 shares of Common Stock held of record by Leader and another entity controlled by Mr. Boughanmi, were transferred to Cabello Real FZE, a company controlled by the Reporting Person, and in which the Reporting Person has the sole pecuniary interest (the “July 2017 Transaction”). The Reporting Person did not pay Leader any consideration for the July 2017 Transaction although it had previously from time-to-time advanced funds to Leader and/or Mr. Boughanmi. At the same time, Leader assigned the MIP Agreement to Cabello Ltd. This resulted in Cabello Ltd. having the future rights to acquire 9,000,000 shares of Common Stock of the Issuer for $450,000 under the terms of the MIP Agreement. The MIP Agreement failed to provide for the standard adjustment in the event of a combination or reverse stock split. Thus, there was no adjustment caused by either reverse split referred to in the explanatory note. This gave Leader an unfair advantage over the Company’s other shareholders. After the Company’s principal shareholder obtained control of the MIP Agreement, the Company’s Chief Executive Officer began discussions to terminate the MIP Agreement. This culminated in the Termination Agreement which was unanimously approved by the board of directors.

Item 4. Purpose of the Transaction.

The purpose of the transactions discussed in “Item 3 - Termination of MIP Agreement” above was to eliminate the risk of a greater dilution to the Issuer’s shareholders in case of an exercise by Cabello Ltd. Of its option to acquire 9,000,000 shares of Common Stock pursuant to the MIP Agreement. The purpose of the transactions discussed in “Item 3 - Asset Purchase Agreement and MIP Agreement” was to permit the Reporting Person to control the Company.

The Reporting Person has no further plans which would relate to or result in:

a.       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.       Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.       Any material change in the present capitalization or dividend policy of the Issuer;

f.       Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g.       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.       A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

j.       Any action similar to any of those enumerated above.

CUSIP No. 42703T 207	13D/A	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

a.       The Reporting Person beneficially owns 6,022,695 shares of Common Stock, or approximately 69.6% of the outstanding shares of Common Stock based on 8,650,059 shares of Common Stock issued and outstanding. In addition, the Reporting Person, through Cabello Ltd., owns non-voting preferred stock not convertible into Common Stock.

b.       Except as described in the footnotes to the table above, the Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

c.       The Reporting Person did not engage in any transactions in the Common Stock during the past 60 days.

d.       Not Applicable.

e.       Not Applicable.

CUSIP No. 42703T 207	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2018

/s/ Johnathan William Terry
Johnathan William Terry